

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

<u>Via E-Mail</u>
Mr. Frank M. Semple
MarkWest Energy Partners, L.P.
President and Chief Executive Officer
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, CO 80202-2137

> **Re:** **MarkWest Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-31239**

Dear Mr. Semple:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis, page 67

Results of Operations, page 69

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 69

General

1.   We note that you indicate material changes in reported line items were attributable to multiple factors but do not quantify the impact of individual factors. Tell us why you do not believe quantification of factors would be necessary to comply with Item 303(a)(3) of Regulation S-K, Instruction 3 to paragraph 303(a), and FRC §501.04.

2.   We note your discussion of changes in segment revenues, and your explanation that revenues decreased primarily as a result of changing prices and volumes. The guidance in Item 303(a)(3)(iii) of Regulation S-K requires a discussion of the extent to which increases or decreases in revenue are attributable to changes in prices or to changes in the volume or amount of goods or services being sold, or to the introduction of new products or services. Please expand your disclosure to quantify the changes in price or volume; and consider including a table showing natural gas liquids (NGL) and natural gas volumes processed, treated, etc. Please discuss the impact volume fluctuations had on revenue and the reasons for the volume fluctuations at a facility. A similar table for NGL and natural gas prices would also be helpful.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief